Exhibit 99.1

Press Release

Eltek Reports Full Year and Fourth Quarter 2019 Financial Results

•	Revenues of $34.8 million in 2019 compared to $33.9 million in 2018
•	Net profit of $1.8 million in 2019 compared to a net loss of $2.6 million in 2018
•	Revenues of $8.6 million in the fourth quarter of 2019 compared to $7.8 million in the fourth quarter of 2018
•	Net profit of $370,000 in the fourth quarter of 2019 compared to a net loss of $631,000 in the fourth quarter of 2018

PETACH-TIKVA, Israel, April 27, 2020 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today its financial results for the full year and fourth quarter ended December 31, 2019.

Mr. Eli Yaffe, Chief Executive Officer, commented: "We are pleased with the growth in our revenues and profitability in the fourth quarter and the significant change in our full year results. The improved results reflect the implementation of our previously announced turnaround plan.”

"The outbreak and spread of the Coronavirus has created new operational and business challenges that we are dealing with. We see both additional risks and opportunities in this new environment,” concluded Mr. Yaffe.

Highlights of the Full Year of 2019 compared to the Full Year of 2018

•	Revenues for the full year of 2019 amounted to $34.8 million compared to revenues of $33.9 million in 2018.

•	Gross profit was $6.0 million (17.3% of revenues) in 2019 compared to gross profit of $2.6 million (7.7% of revenues) in 2018.

•	Operating profit was $1.4 million in 2019 compared to an operating loss of $2.1 million in 2018.

•	Net profit was $1.8 million or $0.48 per fully diluted share in 2019, compared to a net loss of $2.6 million or $1.28 per fully diluted share in 2018.

•	EBITDA was $3.8 million in 2019 compared to negative EBITDA of $420,000 in 2018.

•	Net cash provided by operating activities amounted to $2.6 million in 2019 compared to $813,000 used in operating activities in 2018.

•	Cash and cash equivalents as of December 31, 2019 were $1.6 million compared to $992,000 as of December 31, 2018.

Highlights of the Fourth Quarter of 2019 compared to the Fourth Quarter of 2018

•	Revenues for the fourth quarter of 2019 were $8.6 million compared to revenues of $7.8 million in the fourth quarter of 2018.

•	Gross profit was $1.5 million (17.0% of revenues) in the fourth quarter of 2019 compared to a gross profit of $603,000 (7.7% of revenues) in the fourth quarter of 2018.

•	Operating profit was $379,000 in the fourth quarter of 2019 compared to an operating loss of $416,000 in the fourth quarter of 2018.

•	Net profit was $370,000 or $0.08 per fully diluted share in the fourth quarter of 2019 compared to a net loss of $631,000 or $0.31 per fully diluted share in the fourth quarter of 2018.

•	EBITDA was $817,000 in the fourth quarter of 2019 compared to negative EBITDA of $43,000 in the fourth quarter of 2018.

•	Net cash used in operating activities amounted to $141,000 in the fourth quarter of 2019 compared to $136,000 of cash provided from operating activities in the fourth quarter of 2018.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Conference Call

Eltek will conduct a conference call to discuss the results today, Monday, April 27, 2019, at 8:30 a.m. Eastern Time. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Alon Mualem, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-888-668-9141
Israel:	03-9180609
International:	+972-3-9180609

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
15:30 p.m. Israel Time

A replay of the call will be available through the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed and will be archived for 30 days.

About Eltek

Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek, which was founded in 1970, has its headquarters in Israel Eltek also operates through its subsidiaries in North America and in Europe and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:
Alon Mualem
Chief Financial Officer
alonm@nisteceltek.com
+972-3-9395023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2019	2018	2019	2018

Revenues	8,582	7,827	34,794	33,939
Costs of revenues	(7,124)	(7,224)	(28,787)	(31,342)

Gross profit	1,458	603	6,007	2,597

Selling, general and administrative expenses	(1,063)	(1,022)	(4,604)	(4,669)

R&D expenses, net	(16)	3	(16)	-

Operating profit (loss)	379	(416)	1,387	(2,072)

Financial expenses, net	(32)	(211)	(440)	(475)
Other income, net	48	3	923	3

Profit (loss) before income tax	395	(624)	1,870	(2,544)

Tax expenses	(25)	(7)	(77)	(63)

Net Profit (loss)	370	(631)	1,793	(2,607)

Earnings per share

Basic and diluted net profit (loss) per ordinary share	0.08	(0.31)	0.48	(1.28)

Weighted average number of ordinary shares
used to compute basic and diluted net profit (loss)
per ordinary share (in thousands)	4,380	2,029	3,734	2,029

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	December 31,	December 31,
	2019	2018
Assets

Current assets
Cash and cash equivalents	1,628	992
Receivables: Trade, net of provision for doubtful accounts	7,480	5,682
Other	145	868
Inventories	3,735	3,611
Prepaid expenses	530	292

Total current assets	13,518	11,445

Long term assets
Severance pay fund	60	53
Long term prepaid expenses	-	39
Operating lease right of use assets	2,490	-
Total long term assets	2,550	92

Fixed assets, less accumulated depreciation	6,761	6,623

Total Assets	22,829	18,160

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	2,120	6,606
Short-term credit from related party	3,472	2,668
Accounts payable: Trade	4,673	4,108
Other	3,118	3,377
Short-term operating lease liabilities	1,383	-

Total current liabilities	14,766	16,759

Long-term liabilities
Long term debt, excluding current maturities	387	308
Employee severance benefits	268	211
Deferred tax liabilities	45	-
Long-term operating lease liabilities	1,094	-

Total long-term liabilities	1,794	519

Equity
Ordinary shares, NIS 3.0 par value authorized 10,000,000 shares, issued and outstanding 4,380,268 and 2,028,552 at December 31, 2019 and December 31, 2018, respectively	3,964	1,985
Additional paid-in capital	18,583	17,270
Cumulative foreign currency translation adjustments	2,479	2,340
Capital reserve	963	800
Accumulated deficit	(19,720)	(21,513)
Shareholders' equity	6,269	882
Total liabilities and shareholders' equity	22,829	18,160

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended		Twelve months ended
	December 31,		December 31,
	2019	2018	2019	2018

GAAP net Income (loss)	370	(631)	1,793	(2,607)
Add back items:

Financial expenses, net	32	211	440	475
Income tax expense	25	7	77	63
Depreciation and amortization	390	370	1,508	1,649
Non-GAAP EBITDA	817	(43)	3,818	(420)

Eltek Ltd.
Consolidated Statement of Cash flow
(In thousands US$)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2019	2018	2019	2018

Cash flows from operating activities:

Net Income (loss)	370	(631)	1,793	(2,607)

Adjustments to reconcile net loss to net
cash flows provided by operating activities:
Depreciation and amortization	390	367	1,508	1,649
Capital loss on disposal of fixed assets, net	-	101	-	101
Stock-based compensation	53	56	141	56
Transaction with controlling shareholder	(22)	49	22	49
Revaluation of long term loans	(2)	6	(38)	29
Increase in deferred tax liabilities	45	-	45	-
	464	579	1,678	1,884

Decrease (Increase) in operating lease right-of-use assets	8	-	(3)	-
Decrease (increase) in trade receivables	(565)	1,264	(1,277)	790
Decrease (Increase) in other receivables and prepaid expenses	(58)	155	598	467
Decrease (increase) in inventories	77	631	175	(30)
Increase (decrease) in trade payables	15	(1,518)	107	(871)
Decrease in other liabilities and accrued expenses	(473)	(309)	(529)	(443)
Increase (decrease) in employee severance benefits, net	21	(35)	36	(3)
	(975)	188	(893)	(90)

Net cash provided by (used in) operating activities	(141)	136	2,578	(813)

Cash flows from investing activities:
Purchase of fixed assets	(263)	(425)	(806)	(619)
Net cash used in investing activities	(263)	(425)	(806)	(619)

Cash flows from financing activities:
Short- term bank credit, net	135	30	(4,181)	986
Short- term shareholder loan	2	(40)	561	1,390
Issuance of ordinary shares in rights offering, net	-	-	3,298	-
Repayment of long-term loans from bank	(216)	(220)	(891)	(910)
Proceeds from long-term loans	(0)	377	558	378
Repayment of credit from fixed asset payables	(188)	(83)	(477)	(317)
Net cash provided by (used in) financing activities	(267)	64	(1,132)	1,527

Effect of translation adjustments	11	15	(4)	10

Net increase (decrease) in cash and cash equivalents	(660)	(210)	636	105

Cash and cash equivalents at beginning of the period	2,288	1,202	992	887

Cash and cash equivalents at period end	1,628	992	1,628	992